

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 28, 2007

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

  Re: **Gammon Lake Resources Inc.**
     Form 40-F for the Year Ended December 31, 2005
     Filed on April 3, 2006
     Form 40-F for the Year Ended December 31, 2006
     Filed on April 3, 2007
     File No. 001-31739

Dear Mr. George:

We have completed our review of your Form 40-F for the years ended December 31, 2005 and December 31, 2006 and have no further comments at this time.

        Sincerely,

        Jill Davis
        Branch Chief